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18005179

SEC
Mail Processing
Section

MAR 01 2018

Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50313

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCM Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2230 Towne Lake Pkwy, Bldg 800-Suite 130
(No. and Street)

Woodstock	GA	30189
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Taylor — (404) 889-8733
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Bannerjee, CPA, An Accountancy Corp.
(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd., Suite 150	Woodland Hills	CA	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

EvG

OATH OR AFFIRMATION

I, Preston A. Spears, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TCM Securities, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROLYN PREAVETT
Notary Public - State of Georgia
Cherokee County
My Commission Expires Feb 20, 2019

[signature]
Signature

President & Chief Executive Officer
Title

Carolyn Preavett 2/22/2018
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TCM SECURITIES INC.

Table of Contents

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367• (818) 657-0288• FAX (818) 657-0299• (818) 312-3283

Report of Independent Registered Public Accounting Firm

To the Shareholders of TCM Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of TCM Securities, Inc. (the "Company") as of December 31, 2017, the related statement of operations, changes in shareholder equity and cash flow, for the period ended December 31, 2017, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the period ended December 31, 2017, in conformity with the standards of the Public Company Accounting Oversight Board (United States).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are also a member of the American Institute of Certified Public Accountants ("AICPA").

We conducted our audits in accordance with the standards of the PCAOB and the AICPA. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The supplemental information for the year ended December 31, 2017, Schedule I titled "Computation of Net Capital" under SEC Rule 240.15c3-1; Schedule II titled "Computation of Determination of Reserve Requirement (exemption)" under SEC Rule 240.15c3-3 and Schedule III titled "Information for Possession or Control Requirements (exemption)" under SEC Rule 240.15c3-3 has been subject to audit procedures performed in conjunction with the audit of the Company's financial statements. Supplemental information titled "Exemption Report" was subject to review procedures under SEC Rule 240.17a-5(d)(5) and information titled "SIPC assessment" were subject to the agreed upon procedures and exemption available under the applicable instructions of the Schedule of Assessment and Payments of the Securities Investor Protection Corporation in accordance with SEC Rule 240.17a-5(e)(4). Such supplemental information is the responsibility of the Company and its management. Our procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on supplemental information, we evaluated whether the information, including the form and content is presented in conformity with SEC Rule 20.17a-5 of the Securities Exchange Act of 1934. In our opinion, the financial statements including the supplemental information and exemption is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dave Banerjee CPA, an Accountancy Corp.

We have served as the Company's auditor since 2009.
Woodland Hills, CA

February 26, 2018

TCM SECURITIES, INC.

Statement of Financial Condition
December 31, 2017

ASSETS

Cash and cash equivalents (Note 1)	$	142,942
Other Current Assets (Note 2)		216,718
Total assets	$	359,660

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilites:		
Current liabilities	$	111,925
Due to/from TIA		-
Income Taxes Payable		11,380
Total liabilities	$	123,305
Stockholders' equity (Notes 4 and 5)		
Common stock - $.10 par value, 5,000 shares authorized, issued and outstanding	$	500
Paid in Capital		659,826
Retained deficits		(423,971)
Total stockholders' equity	$	236,355
Total liabilities and stockholders' equity	$	359,660

The accompanying notes are an integral part of these financial statements

TCM SECURITIES, INC.

Statement of Income
For the year ended December 31, 2017

REVENUE		
Total revenue	$	3,208,484
EXPENSES:		
Professional fees	$	28,746
Regulatory fees		86,163
Commission expense		2,376,493
Rent expense		16,905
Other operating expenses		576,607
Total expenses	$	3,084,914
NETINCOME BEFORE INCOME TAXES	$	123,570
Provision for income tax		7,605
NET INCOME	$	115,965

The accompanying notes are an integral part of these financial statements

TCM SECURITIES, INC.

Statement of Changes in Stockholders' Equity
For the year ended December 31, 2017

	Capital Stock	Paid in Capital	Retained Deficit	Total Stockholders' Equity
Beginning balance January 1, 2012	$ 500	$ 659,826	$ (630,244)	$ 30,082
Net Income			$ 27,209	$ 27,209
Ending balance December 31, 2012	$ 500	$ 659,826	$ (603,035)	$ 57,291
Net Income			22,056	22,056
Ending balance December 31, 2013	$ 500	$ 659,826	$ (580,979)	$ 79,347
Net Income			58,535	58,535
Ending balance December 31, 2014	$ 500	$ 659,826	$ (522,444)	$ 137,882
Net Income			71,715	71,715
Ending balance December 31, 20145	$ 500	$ 659,826	$ (450,729)	$ 209,597
Net Loss			(89,206)	(89,206)
Ending balance December 31, 2016	$ 500	$ 659,826	$ (539,935)	$ 120,391
Net Income			115,965	115,965
Ending balance December 31, 2017	$ 500	$ 659,826	$ (423,971)	$ 236,355

The accompanying notes are an integral part of these financial statements

TCM SECURITIES, INC.

Statement of Cash Flows
For the year ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	115,965
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
(Increase) decrease in:		
Other Assets		(159,378)
Increase (decrease) in:		
Accounts Payable		62,244
Accrued Income Tax Payable		11,380
Total adjustments	$	(85,754)
Net cash provided by operating activities	$	30,211
Increase in cash	$	30,211
Cash - beginning of year	$	112,731
Cash - end of period	$	142,942
Interest		-
Taxes		-

The accompanying notes are an integral part of these financial statements

Note 1: Organization

Taylor Capital Management Inc. (the "Company"), was incorporated as a Connecticut company on December 22, 1993 as a broker-dealer under Section 15(b) of the Securities and Exchange Act of 1934. In January 2010, the Company was purchased and relocated as a Georgia domestic corporation. On August 29, 2012 the Company changed its name to TCM Securities Inc.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents.

Revenue Recognition

The Company generates income from commission and related brokerage fees as transaction fees. Securities transactions are recorded on a trade date basis and the Company recognizes revenue when the transactions are completed.

Note 2: Summary of Significant Accounting Policies (continued)

Commission expense

At present the Company has a total of 84 registered representatives working as independent contractors and paid on a commission basis. As of December 31, 2017, the Company recorded $2,376,494 as commission expense. The Company paid a total of $2,367,942 and accrued the remaining balance of $8,552 as a liability.

Comprehensive Income

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no comprehensive income items for the year ended December 31, 2017.
The firm did not have any adjustments that would have made comprehensive income different from net income.

Other Current Assets

The pre-paid expenses is classified as a non-allowable asset in the computation of the Net Capital as reported in the Company's FOCUS report. The Other Current Assets on the Balance Sheet are $216,718, of which allowable other current assets are $63,218. Below are the items that are non-allowable assets as recorded on the Company's FOCUS report.

Account Title	Amount
PAIB account – Pershing LLC	$ 4,985
Prepaid expenses	$ 35,770
Due To & From 2 Proud Americans	$ 2,875
Non-Allowable Receivables	$ 1,430
Due To & From Triumph Wealth	$ 3,066
Due To & From Triumph Insurance	$ 105,374
Total	**$ 153,500**

Note 3: Securities owned

As of the balance sheet date the Company does not own any corporate stocks or debt instruments.

Note 4: Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future federal income taxes. For the year ended December 31, 2017, there were no book to tax differences resulting in a deferred tax liability or asset.

The Financial Accounting Standards Board ("FASB") issued FASB Accounting Standards Codification ASC (ASC) Topic 740, *Income Taxes*, which clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements. The ASC prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition.

Management has analyzed its various federal and state filing positions. Management believes that its income tax filing positions and deductions are well documented and supported. Additionally, management believes that no accruals for tax liabilities are necessary. Therefore, no reserves for uncertain income tax positions have been recorded. In addition, no cumulative effect adjustment related to this accounting standard was recorded.

There have been no increases or decreases in unrecognized tax benefits for current or prior years since the date of adoption. The years that remain open to examination under federal statute are 2014 through 2016.

Note 5: Net capital requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined, in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31,2017 the Company had net capital and net capital requirements of approximately $82,855 and the Excess Net Capital is $74,635 with a minimum Net Capital of $5,000 respectively. The Company's net capital ratio was 148.82% which is less than 15:1.

Note 6: Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC820 Measurements and Disclosures," for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financial ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;
- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;
- Requires consideration of the Company's creditworthiness when valuing liabilities; and expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Note 6: Fair Value (Continued)

The following is a summary of the fair value of other financial instruments for short-term assets as of December 31, 2017, which are not reported at fair value:

	Carrying Amount	Fair Value
Cash	$ 142,820	$ 142,820
Accounts Receivable	64,649	64,649
Deposits & Prepaid Expenses	35,770	35,770
Other Receivables	116,300	116,300
Totals	$ 359,539	$ 359,539

The following is a summary of the fair value of other financial instruments for short-term liabilities as of December 31, 2017, which are not reported at fair value:

	Carrying Amount	Fair Value
Accounts Payable	$ 111,803	$ 111,803
Other Current Liabilities	11,501	11,501
Totals	$ 123,304	$ 123,304

Note 7: Contingencies:

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Note 8: Office lease

In 2013, the Company entered into a 48 month lease beginning January 1, 2014. In October 2017, the Company entered into a 63 month leasing arrangement for additional office space. Each space was leased to the Company for approximately $1,125 per month, plus utilities. In December 2017, the Company modified the terms of the lease, therefore combining both spaces into one lease arrangement. This modification was effective January 1, 2018 and expires January 1, 2023. Monthly rental payments under this new agreement is approximately $2,300. Total lease payments for the year ending December 31, 2017 was approximately $16,900.

Note 9: Subsequent Events

Management has evaluated subsequent events through February 26, 2018, the day on which the financial statements were available to be issued.

Note 10: Recently issued accounting standards

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC I 05"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2016 various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

Note 10: Recently issued accounting standards (continued)

ASU No.	Title	Effective Date
2014-01	Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects (a consensus of the Emerging Issues Task Force)	For all entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2014, and interim periods within annual reporting periods beginning after December 15, 2015. Early adoption is permitted.
2014-02	Intangibles—Goodwill and Other (Topic 350): Accounting for Goodwill (a consensus of the Private Company Council) Early application is permitted, including application to any period for which the entity	The accounting alternative, if elected, should be applied prospectively to goodwill existing as of the beginning of the period of adoption and new goodwill recognized in annual periods beginning after December 15, 2014, and interim periods within annual periods beginning after December 15, 2015.
2011-10	Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate—a Scope Clarification (a consensus of the FASB Emerging Issues Task Force)	After December 15, 2014

The Company has either evaluated or is currently evaluating the implications, if any; of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 11: Related Party

TCM Securities shares certain expenses with a related company, which is majority owned by the sole shareholder of TCM Securities. The nature of the shared expenses are payroll, utilities, marketing, and office expenses. Due to certain contractual agreements, certain commissions are received by the Company on behalf of the related entity and owed. During the year ended December 31, 2017, the activity with the related entity was:

Balance Due to Related - December 31, 2016	$	12,263
Operating Expenses (Net)		71,800
Rep Fees and Commissions (Net)		53,547
Miscellaneous		698
Expense Reimbursements Owed		(7,934)
Payments		(25,000)
Balance Due to Related - December 31, 2017		105,374

TCM SECURITIES, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2017

	Focus 12/31/17	Audit 12/31/17	Change
Stockholder's equity, December 31, 2017	$ 236,355	$ 236,355	$ -
Subtract - Non allowable assets:			
Other asset	(153,500)	(153,500)	-
Tentative net capital	$ 82,855	$ 82,855	-
Haircuts:	-	-	-
NET CAPITAL	$ 82,855	$ 82,855	$ -
Minimum net capital	(8,220)	(8,220)	
Excess net capital	$ 74,635	$ 74,635	$ -
Aggregate indebtedness	$ 123,305	$ 123,305	$ -
Ratio of aggregate indebtedness to net capital	148.82%	148.82%	

There was no difference noted between the Audit and Focus report as of December 31, 2017.

The accompanying notes are an integral part of these financial statements

TCM SECURITIES, INC
December 31, 2017

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

The accompanying notes are an integral part of these financial statements

TCM

February 22, 2018

Dave Banerjee, CPA
21860 Burbank Blvd., Suite 150
Woodland Hills, CA. 91367

Re: Assertions/Regarding Exemption Provisions

Gentlemen:

We as members of management of TCM Securities, Inc., ("the company") are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. These requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions or Rule 15c3-3 by operation under the exemption provided by Rule 15c3-3, Paragraph (k) (2) (ii).

Statement regarding Meeting Exemption Provision:

The Company met the identified exemption provisions without exception throughout the period covering January 1, 2017 through December 31, 2017.

TCM Securities, Inc.

By:

Preston A. Spears, CEO & Chief Compliance Officer

Taylor Capital Management, Inc.
2230 Towne Lake Parkway | Bldg 800-Ste 130 | Woodstock, GA 30189
Main 404-889-8733 | 404-889-8748 Fax

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367• (818) 657-0288• FAX (818) 657-0299• (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Preston Spears, CEO
TCM Securities, Inc.
Woodstock, Georgia

We have reviewed management's statements, included in the accompanying TCM Securities, Inc. Exemption Report in which (1) TCM Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which TCM Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Company, stated that TCM Securities, Inc. , met the identified exemption provision throughout the most recent fiscal year without exception. TCM Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, an Accountancy Corp.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California

February 26, 2018

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367• (818) 657-0288• FAX (818) 657-0299• (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Shareholders of TCM Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by TCM Securities, Inc. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee CPA, an Accountancy Corporation

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California

February 26, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*****1886*********************MIXED AADC 220
50313 FINRA DEC
TCM SECURITIES INC
2230 TOWNE LAKE PKWY BLDG 800-STE # 130
WOODSTOCK, GA 30189-5540

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Dennis Taylor

2. A. General Assessment (item 2e from page 2) $ 3,031
   B. Less payment made with SIPC-6 filed (exclude interest) (1,282)
      7-28-2017
      Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 1,749
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,749
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 1,749
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TCM Securities, Inc.
(Name of Corporation, Partnership or other organization)
Dennis Taylor
(Authorized Signature)
CFO + Compliance Officer
(Title)

Dated the 2nd day of Feb., 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,213,772
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,193,428
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	1,193,428
2d. SIPC Net Operating Revenues	$ 2,020,344
2e. General Assessment @ .0015	$ 3,031
	(to page 1, line 2.A.)

2017

REPORT PURSUANT TO SEC RULE 17a-5

For the year ended December 31, 2017

TCM SECURITIES INC.

FINANCIAL STATEMENTS AND ACCOMPANYING SUPPLEMENTAL INFORMATION